                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               DIME BANCORP, INC.

                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   00025429 Q1

                                 (CUSIP NUMBER)

                                 CRAIG E. TALL
                             WASHINGTON MUTUAL, INC.
                               1201 THIRD AVENUE
                            SEATTLE, WASHINGTON 98101
                                 (206) 461-2000

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 25, 2001

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D

CUSIP NO. 00025429  Q1                                      (Page 2 of 11 Pages)

--------------------------------------------------------------------------------
ITEM
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WASHINGTON MUTUAL, INC.
--------------------------------------------------------------------------------
ITEM
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
ITEM
3    SEC USE ONLY


--------------------------------------------------------------------------------
ITEM
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
ITEM
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   / /

--------------------------------------------------------------------------------
ITEM
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     WASHINGTON
--------------------------------------------------------------------------------
               ITEM
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     ITEM
   EACH         8   SHARED VOTING POWER
 REPORTING
  PERSON            13,607,664
   WITH        -----------------------------------------------------------------
               ITEM
                9   SOLE DISPOSITIVE POWER

                         0
               -----------------------------------------------------------------
               ITEM
               10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
ITEM
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,607,664
--------------------------------------------------------------------------------
ITEM
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
ITEM
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.8%
--------------------------------------------------------------------------------
ITEM
14   TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

CUSIP NO.  00025429 Q1

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime" or the "Issuer"). The principal executive offices of the Issuer are located at 595 Fifth Avenue, New York, New York 10017.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Washington Mutual, Inc., a Washington corporation ("Washington Mutual" or the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 1201 Third Avenue, Seattle, Washington 98101. The Reporting Person is a national financial services company that provides a diversified line of products and services to consumers and small- to mid-sized businesses.

         The name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of the Reporting Person is set forth in Schedule I hereto.

         During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such items.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Pursuant to the terms of the Merger Agreement (as defined and described in Item 4 below), approximately $1.4 billion of the aggregate merger consideration will be payable in cash and the remainder will be payable in shares of Washington Mutual common stock. The source of funds for the cash consideration will be Washington Mutual's working capital.

ITEM 4.           PURPOSE OF TRANSACTION.

         On June 25, 2001, Washington Mutual announced that it had entered into a definitive Agreement and Plan of Merger with Dime, dated as of June 25, 2001 (the "Merger Agreement"), pursuant to which Dime will merge with and into Washington Mutual (the "Merger"). Washington Mutual will continue as the surviving corporation.

         As a result of the Merger, each Share will be converted into the right to receive merger consideration as provided for in the Merger Agreement. The aggregate consideration paid in the transaction will consist of approximately $1.4 billion in cash and approximately 92.3 million shares of Washington Mutual common stock, representing approximately 28.5% and 71.5%, respectively, of the current value of the aggregate merger consideration (not including merger consideration relating to Dime employee stock options initially valued at $177 million). To the extent that the number of Shares outstanding changes as a result of, for example, the exercise of options, the aggregate number of shares of Washington Mutual common stock to be issued will change accordingly but the aggregate cash consideration to be paid will not change.


                              (Page 3 of 11 Pages)

         The transaction initially values the Shares at $40.84 per share, based on a 1.05 exchange ratio and a price of $38.89 per Washington Mutual common share, the average five-day price for Washington Mutual common shares prior to announcement of the Merger. If the average closing stock price of Washington Mutual common stock for the ten consecutive full trading days ending on the tenth business day prior to the closing date (the "Measurement Period") were to equal $38.89 per share, Dime stockholders could choose to receive, for each Share they own, either Washington Mutual common shares at a 1.05 exchange ratio or $40.84 per share in cash, subject to proration. If, however, the average Washington Mutual common stock price during the Measurement Period does not equal $38.89, the exchange ratio and the per share value of the cash consideration will each be adjusted so that the per share value of the stock consideration and the per share value of the cash consideration remain equal.

         The value of the merger consideration per Share will equal the sum of

         - an amount equal to (i) the average of the closing stock prices for Washington Mutual's common stock during the Measurement Period times (ii) 1.05 times (iii) 0.715341 (which represents the stock portion of the aggregate merger consideration), plus

         - $40.8366 times 0.284659 (which represents the cash portion of the aggregate merger consideration).

         The exchange ratio per Share will be equal to the per share consideration value determined pursuant to the preceding sentence divided by the average Washington Mutual common stock price during the Measurement Period. The outcome of the per share consideration adjustment and the cash/stock election procedure will not change the aggregate number of Washington Mutual shares (except as noted above to the extent that there is a change in the number of Shares outstanding) or the aggregate amount of cash to be paid by Washington Mutual.

         The Merger is intended to constitute a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and is to be accounted for as a purchase. Consummation of the Merger is subject to customary conditions. A copy of the Merger Agreement is included herein as Exhibit 1 and is incorporated herein by reference.

         In connection with the Merger Agreement, Washington Mutual and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, "Warburg") entered into a Warrant Purchase and Voting Agreement, dated as of June 25, 2001 (the "Voting/Purchase Agreement"), pursuant to which Warburg agreed, among other things, (i) to vote all of the Shares owned beneficially or held of record by it in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof, (ii) to vote against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Dime contained in the Merger Agreement or of Warburg contained in the Voting/Purchase Agreement and (iii) to vote against any acquisition proposal or any other action, agreement or transaction that is intended to, or could reasonably be expected to, materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Merger or the Voting/Purchase Agreement. In addition, Warburg has agreed to sell to Washington Mutual, concurrently with the closing of the Merger, the warrants held by it to purchase Shares, for the right to receive the same consideration that would have been available to Warburg in the Merger if it had owned 7,903,073 Shares (in lieu of the warrants), and not to otherwise sell, transfer, pledge, encumber, assign or otherwise dispose of any Shares. Either Washington Mutual or Warburg may terminate the Voting/Purchase Agreement on or after the date of the termination of the Merger Agreement. A copy of the Voting/Purchase Agreement is included herein as Exhibit 2 and is incorporated herein by reference.


                              (Page 4 of 11 Pages)

         Upon consummation of the Merger as contemplated by the Merger Agreement, the Shares will cease to be authorized for listing on the New York Stock Exchange and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         By virtue of the Voting/Purchase Agreement, Washington Mutual may be deemed to share with Warburg the power to vote the 13,607,664 Shares subject to the Voting/Purchase Agreement representing approximately 11.8% of the 115,010,263 Shares outstanding as of June 22, 2001, as represented by Dime in the Merger Agreement. Washington Mutual expressly disclaims any beneficial ownership of the Shares subject to the Voting/Purchase Agreement.

         Other than as set forth in this Schedule 13D and other than Shares in trust accounts, managed accounts and the like or Shares held in satisfaction of a debt previously contracted, as of the date hereof (i) neither Washington Mutual nor, to the knowledge of Washington Mutual, any subsidiary or affiliate of Washington Mutual or any of Washington Mutual's executive officers or directors beneficially own any Shares and (ii) there have been no transactions in the Shares effected during the past 60 days by Washington Mutual nor, to the knowledge of Washington Mutual, by any subsidiary or affiliate of Washington Mutual or any of Washington Mutual's executive officers or directors.

         Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in
Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

         Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on
Schedule I is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT               DESCRIPTION

   1*       Agreement and Plan of Merger, dated as of June 25, 2001, between
                  Washington Mutual, Inc. and Dime Bancorp, Inc.


                                  (Page 5 of 11 Pages)

         2* Warrant Purchase and Voting Agreement, dated as of June 25, 2001 among Washington Mutual, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

                  ---------------
   *              Incorporated herein by reference to Exhibit 2.1 and Exhibit
                  99.1 to the Report on Form 8-K of Washington Mutual, Inc., filed July 5, 2001.

                              (Page 6 of 11 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: July 5, 2001

                                        WASHINGTON MUTUAL, INC.


                                        By: /s/ Fay L. Chapman
                                            ----------------------------------
                                        Name:  Fay L. Chapman
                                        Title: Senior Executive Vice President
                                               and General Counsel



                              (Page 7 of 11 Pages)

                                  EXHIBIT INDEX

EXHIBIT    DESCRIPTION

  1* Agreement and Plan of Merger, dated as of June 25, 2001, between Washington Mutual, Inc. and Dime Bancorp, Inc.

  2* Warrant Purchase and Voting Agreement, dated as of June 25, 2001, among Washington Mutual, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

   ----------------
   * Incorporated herein by reference to Exhibit 2.1 and Exhibit 99.1 to the Report on Form 8-K of Washington Mutual, Inc, filed July 5, 2001.

                              (Page 8 of 11 Pages)

                                   SCHEDULE I


                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF WASHINGTON MUTUAL, INC.

         The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Each such person is a U.S. citizen, and, unless otherwise indicated, the business address of each such person is 1201 Third Avenue, Seattle, Washington 98101.

NAME AND                                                                        PRESENT PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                         OFFICE                                 EMPLOYMENT

Kerry K. Killinger                       Director, Chairman, President and      Principal Executive Officer,
                                         Executive Officer, Chief Executive     Washington Mutual, Inc.
                                         Officer

Douglas P. Beighle                       Director                               Retired
1000 Second Avenue, Suite 3700
Seattle, WA 98104

David Bonderman                          Director                               Managing Director, Texas Pacific Group
301 Commerce Street, Suite 330D
Fort Worth, TX 76102

J. Taylor Crandall                       Director                               Chief Operating Officer and Vice
2775 Sand Hill Road, Suite 220                                                  President, Keystone, Inc.
Menlo Park, CA 94025

Anne V. Farrell                          Director                               President and Chief Executive
425 Pike Street, Suite 510                                                      Officer of the Seattle Foundation
Seattle, WA 98101

                              (Page 9 of 11 Pages)


NAME AND                                                                        PRESENT PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                         OFFICE                                 EMPLOYMENT

Stephen E. Frank                         Director                               President and Chief Executive
2244 Walnut Grove Avenue, Suite 428                                             Officer, Southern California Edison
Rosemead, CA 91770

William P. Gerberding                    Director                               Retired
2021 First Avenue, #G-20
Seattle, WA 98121

Enrique Hernandez, Jr.                   Director                               President and Chief Executive
210 South DeLacey Avenue                                                        Officer, Inter-Con Security Systems
Pasadena, CA 91105

Phillip D. Matthews                      Director                               Chairman and Lead Director,
70 South Lake Avenue                                                            Wolverine World Wide, Inc.
Pasadena, CA 91101

Michael K. Murphy                        Director                               President and Chief Executive
P.O. Box 3366                                                                   Officer, CPM Development Corporation
Spokane, WA 99220

Mary E. Pugh                             Director                               President, Pugh Capital Management,
1414 31st Avenue South, #302                                                    Inc.
Seattle, WA 98144

William G. Reed, Jr.                     Director                               Retired
1402 Third Avenue, #1318
Seattle, WA 98101

Elizabeth A. Sanders                     Director                               Principal Executive, The Sanders
P. O. Box 14                                                                    Partnership
Sutter Creek, CA 95685-0014

William D. Schulte                       Director                               Retired
9601 Wilshire Boulevard
Beverly Hills, CA 90210

James H. Stever                          Director                               Retired
7838 SE 22nd Place
Mercer Island, WA 98040

Willis B. Wood, Jr.                      Director                               Chairman and Chief Executive
555 W. Fifth Street, Suite 2900                                                 Officer, Pacific Enterprises
Los Angeles, CA 90013-1011

Craig J. Chapman                         Executive Vice President,              Executive Officer,
                                         Specialty Finance                      Washington Mutual, Inc.

Fay L. Chapman                           Senior Executive Vice President        Executive Officer, Washington
                                         and General Counsel                    Mutual, Inc.

Daryl D. David                           Executive Vice President,              Executive Officer,
                                         Corporate Human Resources              Washington Mutual, Inc.

Craig S. Davis                           President, Home Loans and Services     Executive Officer, Washington
                                         Group                                  Mutual, Inc.



                             (Page 10 of 11 Pages)


NAME AND                                                                        PRESENT PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                         OFFICE                                 EMPLOYMENT

William W. Ehrlich                       Executive Vice President, Corporate    Executive Officer, Washington
                                         Relations                              Mutual, Inc.

Steven P. Freimuth                       Senior Executive Vice President,       Executive Officer, Washington
                                         Corporate Services                     Mutual, Inc.

Jeremy V. Gross                          Executive Vice President,              Executive Officer,
                                         Chief Information Officer              Washington Mutual, Inc.

Robert H. Miles                          Senior Vice President and Controller   Executive Officer, Washington
                                                                                Mutual, Inc.

William A. Longbrake                     Vice Chair and Chief Financial         Executive Officer, Washington
                                         Officer                                Mutual, Inc.

Deanna W. Oppenheimer                    President, Banking and Financial       Executive Officer, Washington
                                         Services Group                         Mutual, Inc.

Craig E. Tall                            Vice Chair, Corporate Development      Executive Officer, Washington
                                         and Specialty Finance Group            Mutual, Inc.

James G. Vanasek                         Executive Vice President,              Executive Officer,
                                         Chief Credit Risk Officer              Washington Mutual, Inc.




                             (Page 11 of 11 Pages)